As filed with the U.S. Securities and Exchange Commission on December 4, 2024

File No. [  ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1),
18(i) AND 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT
AND PURSUANT TO SECTIONS 6(c) AND 17(b)
OF THE ACT FOR AN ORDER OF EXEMPTION FROM
SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

BondBloxx ETF Trust

AND

BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Please direct all communications regarding this Application to:

Edward Baer

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Edward.Baer@ropesgray.com

With a copy to:

Joanna Gallegos

BondBloxx Investment Management Corporation
700 Larkspur Landing Circle, Suite 250
Larkspur, CA 94939
info@BondBloxxETF.com

This Application (including Exhibits) contains 18 pages.

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

BondBloxx ETF Trust

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Investment Company Act of 1940 File No. [  ]

) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR AN ORDER OF EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 18(f)(1), 18(i) AND 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT

I.	INTRODUCTION

BondBloxx ETF Trust (the “Trust”) and BondBloxx Investment Management Corporation (the “Adviser”) (the Trust and Adviser together are the “Applicants”) hereby file this application (the “Application”), for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.1 Applicants are requesting relief with respect to the following series of the Trust: BondBloxx Bloomberg Six Month Target Duration US Treasury ETF (“XHLF”), BondBloxx Bloomberg One Year Target Duration US Treasury ETF (“XONE”), BondBloxx Bloomberg Two Year Target Duration US Treasury ETF (“XTWO”), BondBloxx Bloomberg Three Year Target Duration US Treasury ETF (“XTRE”), BondBloxx Bloomberg Five Year Target Duration US Treasury ETF (“XFIV”), BondBloxx Bloomberg Seven Year Target Duration US Treasury ETF (“XSVN”), BondBloxx Bloomberg Ten Year Target Duration US Treasury ETF (“XTEN”) and BondBloxx Bloomberg Twenty Year Target Duration US Treasury ETF (“XTWY”) (each a “Fund,” and together, the “Funds” or the “US Treasury Series”). Applicants request that the Order apply to any future series of the Trust that are advised by the Adviser, that track the performance of an index and that provide exposure to U.S. Treasury securities similar to the investment mandates of the Funds in the US Treasury Series (the “Future Funds”). The Future Funds will comply with the terms and conditions of the Application, and for purposes of this Application, references to a Fund shall include a Future Fund, as applicable.

A.	Summary of Requested Relief

Applicants request an Order that would permit each Fund to offer one or more classes of mutual fund shares (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”) in addition to the Fund’s existing class of exchange-traded fund shares (each such class, an “ETF Class,” and such shares, “ETF Shares”). The Order would provide each Fund with two broad categories of relief: (1) the relief necessary to continue standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the Act (“ETF Operational Relief”) and (2) the relief necessary to offer one or more Mutual Fund Classes (“Share Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of each Fund to continue to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares of each Fund to continue to be issued and redeemed only in creation units as defined in Rule 6c-11 (“Creation Units”), except with respect to the Exchange Privilege (as defined and discussed in the “Request for Exemptive Relief and Legal Analysis” section below); and (iii) certain affiliated persons of each Fund to continue to purchase Creation Units with (or redeem Creation Units for) baskets as defined in Rule 6c-11 (“Baskets”). As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.

[1]	All entities that intend to rely on the Order are named as Applicants.

Pursuant to the Share Class Relief, the Order would permit each Fund to offer an ETF Class and one or more Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.

B.	Precedent

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) permitting Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.2 In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.3 Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.4 Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.5 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become a major sponsor of index-based ETFs.6

In 2019, the Commission adopted Rule 6c-11 under the Act to provide the exemptive relief necessary under the Act to permit ETF operations.7 However, the Commission determined not to provide the necessary exemptive relief to allow for ETF Classes as part of Rule 6c-11. The Adopting Release explains that multi-class relief for ETFs raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with authorized participants as defined in Rule 6c-11 (“Authorized Participants”), on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.8

The Commission concluded that a fund seeking to offer an ETF class and mutual fund share classes should request relief through the exemptive application process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of the particular applicant.9

C.	Request for Similar Relief

The relief requested in this Application is similar to relief previously granted by the Commission pursuant to the Vanguard Orders except that (i) the ETF Operational Relief would permit each Fund to continue standard ETF operations consistent with Rule 6c-11; (ii) the Share Class Relief would permit each Fund to add one or more Mutual Fund Classes; and (iii) each Fund would be permitted to implement an exchange privilege that would allow shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares (“Exchange Privilege”).

[2]	Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.
[3]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).
[4]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).
[5]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).
[6]	Source: Morningstar as of December 31, 2023.
[7]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019).
[8]	Adopting Release at 122-123.
[9]	Adopting Release at 124.

II.	THE APPLICANTS

A.	The Trust

BondBloxx ETF Trust is an open-end management investment company that is registered under the Act. The Trust was organized as a Delaware statutory trust on August 17, 2021. The offerings of the Trust’s shares are registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The US Treasury Series are passively-managed ETFs that are each a series of the Trust. The US Treasury Series commenced investment operations in September 2022, and the combined assets of the US Treasury Series are approximately $2.2 billion as of April 30, 2024. Each Fund is structured to provide Fund shareholders with exposure to U.S. Treasury securities with the targeted duration indicated in the respective name of the Fund. For example, the investment objective of XHLF, as stated in its current prospectus, is to seek to track the investment results (i.e., the total return) of the Bloomberg US Treasury 6 Month Duration Index (the “Index”), which was established by Bloomberg Index Services Limited, before fees and expenses.10 The Index is comprised of certain U.S. Treasury bills that are included in the Bloomberg US Treasury Bill Index (the “Underlying Index”). The Index is constructed using two underlying “duration buckets” of U.S. Treasury bills included in the Underlying Index that are weighted by market capitalization of their component securities and then blended according to the weighting required to match the 6 month target duration of the Index at the monthly rebalancing date. Securities in the Index and the Underlying Index are updated on the last business day of each calendar month. Each of the other Funds in the US Treasury Series has a substantially similar investment objective to XHLF that only materially differs with respect to tracking a different index established by Bloomberg Index Services Limited comprised of U.S. Treasury issues that correspond with the targeted duration indicated in the respective name of the Fund. The shareholder base for the Funds is comprised primarily of shareholders represented by independent financial advisers, broker-dealers, or other intermediaries (“Financial Intermediaries”) and institutional investors.

B.	The Adviser

BondBloxx Investment Management Corporation is a Delaware corporation and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser serves as the investment adviser to each Fund pursuant to an investment management agreement with the Trust.

III.	IN SUPPORT OF THE APPLICATION

In the Adopting Release of Rule 6c-11 (“Adopting Release”), the Commission stated that it believed that an ETF multi-class structure raises policy considerations - including potentially differential treatment among share classes - that were unresolved at the time Rule 6c-11 was adopted and different from those that the Commission sought to address in Rule 6c-11.11 The Commission then requested that any potential sponsor of an ETF multi-class structure request exemptive relief individually, where it could address outstanding issues and concerns on an individual basis.12 This Application uniquely addresses on an individual basis outstanding issues and concerns expressed in the Adopting Release and potential additional issues and concerns regarding the relief requested in this Application. Specifically, such issues and concerns are uniquely addressed as follows: (i) the Mutual Fund Class that would be added to each Fund of the US Treasury Series would have the same unitary management fee as the corresponding ETF Class; (ii) each Fund of the US Treasury Series is fully transparent and its portfolio consists of U.S. Treasury securities, with up

[10]	The principal investment strategies of XHLF are that under normal market circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a portfolio of U.S. Treasury securities that collectively have an average duration of approximately 6 months, either directly or indirectly (e.g., through derivatives). XHLF may also invest up to 20% of its net assets in certain other U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, cash and cash equivalents, as well as in securities not included in its Index, but which the Adviser believes will help the Fund track its Index.
[11]	In the Adopting Release, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share. With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions.
[12]	See supra footnote 9.

to 20% allocation to certain other U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, cash and cash equivalents, as well as in securities not included in its respective index, but which the Adviser believes will help the Fund track its index, all of which would mitigate the potential of front running; (iii) concerns relating to the cash drag associated with holding the cash necessary to satisfy Mutual Fund Class redemptions would not be applicable given that the underlying portfolio holdings of the US Treasury Series consist of highly-liquid U.S. Treasury securities, cash and cash equivalents; (iv) the implicit brokerage costs associated with buying and selling U.S. Treasury securities in response to Mutual Fund Class inflows and outflows would be nominal due to the highly-liquid nature of the U.S. Treasury market;13 (v) the US Treasury Series investment strategies provide for greater flexibility and efficiencies with respect to portfolio tax management thereby mitigating concerns related to distributable capital gains associated with portfolio transactions; and (vi) the liquidity profile of each Fund in the US Treasury Series is better suited to address concerns discussed in the Commission’s release proposing amendments to its current rules regarding liquidity risk management programs and swing pricing (e.g., dilution, “first-mover” advantage).

ETFs are generally excluded from the approximately $7.4 trillion 401(k) marketplace (as of December 31, 2023) primarily due to technology limitations of 401(k) recordkeeping systems. If the relief sought by this Application were granted, the Mutual Fund Class could be made available to investors on 401(k) platforms. All US Treasury Series shareholders would benefit from the potential significant asset growth and economies of scale from the addition of the 401(k) distribution channel. Significant asset growth would also make it possible for each Fund to spread fixed costs over a larger asset base, thereby helping the Fund realize further economies of scale and benefitting all shareholders.

Additionally, the ability of each Fund to add a Mutual Fund Class would benefit all shareholders of the Fund by providing them with the option to access the US Treasury Series in a share class structure with the characteristics that are most important to them.

IV.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the requested relief described in this Application meets these standards.

A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with ETF Shares in addition to Mutual Fund Shares would not meet this definition.

[13]	See Gary Gensler, “The Next ‘Century of Progress’: Remarks before the International Swaps and Derivatives Association Annual Meeting” (May 10, 2023), available at https://www.sec.gov/news/speech/gensler-remarks-isda-051023 and Gary Gensler, “Statement on Proposed Rules Regarding Treasury Clearing” (Sept. 14, 2022), available at https://www.sec.gov/news/statement/gensler-statement-treasury-clearing-0914222.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares, but not vice versa (i.e., shareholders in an ETF Class would not be permitted to exchange ETF Shares for Mutual Fund Shares). The Exchange Privilege will conform with Section 11(a) of the Act. In particular, any exchange would occur at the relative NAVs of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a holder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately such holder’s proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act are met. Rule 6c-11(b)(1) resolves this issue for ETFs relying on Rule 6c-11 by specifically providing that an ETF share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and, except as otherwise permitted by Rule 6c-11, redeem ETF Shares in Creation Units only.

2.	Section 22(d) of the Act and Rule 22c-1 under the Act

Section 22(d) of the Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Sections 17(a)(1) and 17(a)(2) of the Act

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company. Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	Share Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the Act in order for the Funds to offer one or more Mutual Fund Classes.

1.	Section 18 of the Act and Rule 18f-3 under the Act

Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.14 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.15 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the ETF Class and the Mutual Fund Class will have the same rights and obligations.

Applicants have identified various ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, the Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Fund). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

[14]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).
[15]	See supra footnote 14.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed - i.e., excessive leverage, conflicts of interest, and investor confusion.

a. Leverage. The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

b. Conflicts of Interest. While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to a Mutual Fund Class of an ETF are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes. It requires separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and it requires the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates and differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i) Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of the Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

●	As noted above, Applicants do not believe the potential performance difference will be significant.

●	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

●	Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

●	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

●	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii) Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the expected immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

(iv) Cross-Subsidization.

As discussed above in Section III of the Application, the Commission expressed concern in the context of the Adopting Release that the cash outflows and related cash drag associated with a Mutual Fund Class could impact a Fund’s portfolio, generating costs that shareholders of both classes would share. The potential for “cross-subsidization” between the classes may be viewed as a potential conflict between the classes. Applicants note as an initial matter that each Fund in the US Treasury Series has an underlying portfolio comprised of highly-liquid U.S. Treasuries, with up to 20% allocation to certain other U.S. Treasury obligations, U.S. Government obligations, U.S. agency securities, cash and cash equivalents, as well as in securities not included in its respective index, but which the Adviser believes will help the Fund track its index. Each Fund’s respective investment objective and principal investment strategies are limited to providing exposure to U.S. Treasury securities of a targeted duration. Accordingly, each Fund inherently holds the requisite highly-liquid U.S. Treasury securities, cash and cash equivalents to meet cash outflows due to Mutual Fund Class redemptions. The potential cash drag associated with holding the cash equivalents necessary to satisfy Mutual Fund Class redemptions would therefore not be applicable given that the U.S. Treasury market is widely regarded as the deepest and most liquid securities market in the world.16

[16]	See supra footnote 13.

The Commission also expressed concern in the context of the Adopting Release that the cash inflows associated with a Mutual Fund Class could similarly result in increased Fund transaction costs. The implicit brokerage costs associated with the Funds buying and selling U.S. Treasury securities is nominal due to the liquidity of the U.S. Treasury market. Applicants note that all Fund shareholders will continue to benefit from further reduction in transaction costs as each Fund grows.

Additionally, in the Adopting Release, the Commission noted concerns regarding distributable capital gains associated with portfolio transactions. Applicants expect that each Fund would be managed in a tax efficient manner such that the Adviser would utilize (1) the ability of the ETF Class to mitigate tax liability through in-kind redemptions, and, (2) where beneficial, the use of equalization accounting. The Adviser’s implementation of these tax management strategies will benefit all shareholders.

Rule 18f-3 requires that the Board of Trustees of the Trust (“Board” and each member, a “Trustee”), including a majority of the trustees who are not “interested persons” of the Trust as defined in the 1940 Act (“Independent Trustees”), determine that the multiple-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole. In light of the Commission’s concerns, Applicants propose several conditions to the requested relief that will help to ensure that the Board, including the Independent Trustees, are provided with the requisite information by the Adviser and other Fund service providers to make this determination. As noted above, based on the unique characteristics of the Funds attributable to their investments in U.S. Treasury securities, Applicants believe that shareholders of both the ETF Class and Mutual Fund Class of each Fund would benefit from the multi-class structure.17 As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in the other class.

c. Investor Confusion. While Applicants believe the potential for investor confusion is limited, Applicants intend to take the steps below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than thirty years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between ETF shares and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.18 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF classes, the Commission did consider the disclosure requirements that apply to ETF classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF classes.19 Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics. As noted above, many investors in the Funds are also clients of Financial Intermediaries that could help explain differences between the classes.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between ETF Shares and Mutual Fund Shares.

●	Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the applicable Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

[17]	The Commission has previously acknowledged the role of an open-end investment company’s board in guarding against cross-subsidization between classes. See Rule 18f-3 Adopting Release (“Consistent with its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.”)
[18]	Adopting Release at 116.
[19]	See supra footnote 9.

●	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.[20]

●	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of each Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

●	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

●	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

●	Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected and permissible by the Financial Intermediary) may not occur until several days after the ex-dividend date.

●	Educational material. The Adviser will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

C.	Precedent

Although the Commission has granted similar requested relief on four previous occasions, as reflected in the Vanguard Orders,21 Applicants have proposed different conditions from the Vanguard Orders to reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to multi-class relief. The Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both an ETF Class and Mutual Fund Class and to evaluate this structure on an on-going basis, as required by the conditions proposed in this Application. In addition, other conditions proposed in this Application will require Applicants to take steps to ensure that Fund shareholders are fully informed of the characteristics of a Fund’s multi-class structure.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the Act, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege.

[20]	24 In addition, Applicants note that rule and form amendments recently adopted by the Commission will, effective July 24, 2024, require open-end investment companies with multiple classes to prepare and transmit to each shareholder a shareholder report that includes only the class in which the shareholder is invested.
[21]	See supra footnotes 2-5.

2.	A Fund will comply with Rule 18f-3 under the Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in this Application. As required by Rule 18f-3, before the first issuance of Mutual Fund Shares, and before the adoption of a written plan under Rule 18f-3 to include one or more Mutual Fund Classes, a majority of the Trustees, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each ETF Class and Mutual Fund Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan to include one or more Mutual Fund Classes, the Board shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.	To assist in the initial Board consideration of the addition of a Mutual Fund Class to a Fund, the Adviser shall prepare a written report for the Board evaluating the appropriateness of the Mutual Fund Class in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board deems relevant to the Board’s consideration of the Mutual Fund Class on an initial and ongoing basis.

4.	The Board will periodically evaluate the multi-class structure of a Fund. To inform this evaluation, the Board will receive a report from the applicable Adviser that provides such information as the Board deems necessary to assist its evaluation, which may include, among other information, data regarding brokerage and other costs associated with portfolio transactions, cash drag, the potential for cross-subsidization between the classes, and the tax efficiency of the Fund, as well as data concerning inflows and outflows on a per class basis. The Board will consider whether the report suggests any issues, including conflicts between the classes, that require additional Board action.

5.	Each Fund that issues one or more Mutual Fund Classes will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A1 through A2 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B1 through B2 to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the Act.

Applicants have caused this Application to be duly signed on their behalf on November 22, 2024.

BondBloxx Investment Management Corporation

By:	/s/ Leland Clemons
Name:	Leland Clemons
Title:	Chief Executive Officer

BondBloxx ETF Trust

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibit A1-A2	Authorizations

Exhibit B1-B2	Verifications

Exhibit A1

AUTHORIZATION

I, Leland Clemons, do hereby certify that I am the President and Chief Executive Officer of BondBloxx Investment Management Corporation (the “Corporation”). I further certify that the following resolutions were duly adopted by the Board of Directors of the Corporation and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED,	that the officers of the Corporation be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the SEC, in consultation with counsel, an application, and any amendments thereto, for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (“Act”), granting exemptions from certain provisions of the Act to permit open-end investment company registered under the Act and advised by the Corporation (or its affiliates) to offer classes of mutual fund shares in addition to a class of exchange-traded fund shares; and be it further

RESOLVED,	that the officers of the Corporation be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such application or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion and with advise of counsel to the Corporation, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and be it further

RESOLVED,	that all actions previously taken by the officers of the Corporation to prepare and file such application or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution be, and hereby are, approved, authorized and deemed ratified.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 22nd day of November, 2024.

By:	/s/ Leland Clemons
Name:	Leland Clemons
Title:	Chief Executive Officer

A1-1

Exhibit A2

AUTHORIZATION

I, Joanna Gallegos, do hereby certify that I am the President of BondBloxx ETF Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the Act, exempting the Trust from certain provisions of the Act as described in the Exemptive Application, to permit certain existing and future series of the Trust to offer classes of mutual fund shares in addition to a class of exchange-traded fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 22nd day of November, 2024.

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	President

A2-1

Exhibit B1

VERIFICATION

The undersigned states that he has duly executed the attached application for exemption dated November 22, 2024, for and on behalf of BondBloxx Investment Management Corporation, that he is the Chief Executive Officer of BondBloxx Investment Management Corporation, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BondBloxx Investment Management Corporation

By:	/s/ Leland Clemons
Name:	Leland Clemons
Title:	Chief Executive Officer

B1-1

Exhibit B2

VERIFICATION

The undersigned states that he has duly executed the attached application for exemption dated November 22, 2024, for and on behalf of BondBloxx ETF Trust, that she is the President of BondBloxx ETF Trust, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

BondBloxx ETF Trust

By:	/s/ Joanna Gallegos
Name:	Joanna Gallegos
Title:	President

B2-1